UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: November 8, 2022

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of
Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the news release which appear immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

8 November 2022
News Release
Ad hoc announcement pursuant to Article 53 of the SIX Exchange Regulation Listing Rules Changes to the UBS Group Executive Board
Damian Vogel to succeed Christian Bluhm as Group Chief Risk Officer

Error! Unknown document property name./Basel, 8 November 2022 – Damian Vogel will become a member of UBS´s Group Executive Board at the beginning of May 2023 and take on the role of Group Chief Risk Officer (CRO), following current CRO Christian Bluhm’s decision to step down from his role to focus on his photography business and to pursue opportunities in academia. Christian and Damian will work closely together over the coming months to ensure a smooth transition.

Damian Vogel is currently Chief Risk Officer for UBS’s Global Wealth Management (GWM) business. Since joining UBS in 2010, he has held various risk-related leadership roles across GWM and Personal & Corporate Banking, as well as for region Switzerland. Damian has lived and worked in Switzerland and the US and holds a Master of Advanced Studies in Corporate Finance from IFZ, Zug (Switzerland) and completed the Stanford Executive Program.

Christian Bluhm has been Group Chief Risk Officer since 2016. Under his leadership, the firm’s risk function has evolved into one that embraces advanced analytics, digitalization, and innovative technology, including artificial intelligence, to help us manage our risks effectively and efficiently and therefore protect the firm’s capital and reputation.

Group Chief Executive Officer Ralph Hamers: “I’m delighted to welcome Damian Vogel to the UBS Group Executive Board as our new Group Chief Risk Officer. With his strong track record, in-depth risk expertise, and experience across all asset classes, Damian is ideally suited to lead our risk function into the future. I’d also like to personally thank Christian for his leadership and commitment over the last six years and for the significant contributions he and his team have made to our sustainable performance through active risk management. I wish him all the best for the future.”

UBS Group AG and UBS AG

UBS Group AG and UBS AG, News Release, 8 November 2022                                                                                                                           Page 1

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

Investor Relations:

Switzerland: Media Relations:	+41-44-234 41 00
Switzerland:	+41-44-234 85 00
UK:	+44-207-567 47 14
Americas:	+1-212-882 58 58
APAC:	+852-297-1 82 00

www.ubs.com/media

Cautionary Statement Regarding Forward-Looking Statements

This media release contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. For a discussion of the risks and uncertainties that may affect UBS's future results please refer to the "Risk Factors" and other sections of UBS’s most recent Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K, and the cautionary statement on the last page of this presentation. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS Group AG and UBS AG, News Release, 8 November 2022                                                                                                                           Page 2

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-263376), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi_______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi_______________

Name:  Ella Campi

Title:    Executive Director

Date:  November 8, 2022